

November 2, 2011

Via Email
Corey Wiegand
President
Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

> **Re: Home Treasure Finders, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-176154**

Dear Mr. Wiegand:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us the basis in GAAP for recording the proceeds received in relation to the "two test transactions" you conducted in 2009 as contributed capital, and not revenue, as disclosed in response to comment 1 of our letter dated September 6, 2011.

2. We reissue the second bullet point of comment 2 of our letter dated September 6, 2011. Your disclosure on page 7 continues to state that you "currently do not have any recurring revenues and have only a very limited number of referral agreements completed." Considering that you have no operations and have yet to record any revenues, please revise your filing to clarify the status of the referenced referral agreements.

Prospectus Cover Page

3. Please clarify throughout the filing whether the one year duration of the offering applies only to the primary offering. We note that under the Plan of Distribution section you state that the primary offering may be extended for an additional 90 business days. Please include this disclosure on the cover page and Prospectus Summary section if you intend to extend the primary offering.

4. We note that you deleted the cross reference on the prospectus cover page to your risk factor disclosure. We also note that you deleted the commission legend. Please reinsert both of these disclosure items. See Item 501 of Regulation S-K.

5. We reissue, in part, comment 7 of our letter dated September 6, 2011. Please revise your cover page to specifically identify the "significant shareholders."

6. Please reconcile your disclosure on your cover page with your disclosure on page 39 regarding the $200 minimum share purchase requirement for individual investors.

Dilution, page 6

7. We have reviewed your response to comment 5 in our letter dated September 6, 2011. Please revise your dilution table to reflect information as of the most recent financial statement date included in your filing.

Risk Factors, page 7

8. We reissue comment 12 of our letter dated September 6, 2011. It appears that James Wiegand, a selling shareholder and the father of your promoter, has a track record with numerous blank check companies. For example, we note the disclosure in the Form 10-K filed by Rosewind Corporation on November 23, 2010 that summarizes James Wiegand's activities with nine blank check companies during the past five years. James Wiegand is the sole officer and director of Rosewind Corporation, which appears to be a shell company. Furthermore, the company entered into a share exchange agreement with Ambermax III Corporation, a blank check company founded by James Wiegand. These facts and the fact that you are a shell company with nominal assets and operations suggest that that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, as previously requested, please disclose these facts and describe the risks associated with being a shell company, including the risk that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders.

Use of Proceeds, page 17

9. We have reviewed your response to comment 15 in our letter dated September 6, 2011. Although you have deducted offering expenses of $1,000 in arriving at the net proceeds,

your disclosure on page II-1 indicates that the estimated offering expenses will be $8,375. Please revise your use of proceeds table as necessary. Similarly revise the rest of your filing, such as your tables on page 22, to ensure that your net proceed disclosures are consistent.

Management's Discussion and Analysis or Plan of Operation, page 18

Our present supply of listing agents and buyer agents, page 20

10. In response to comment 19 of our letter dated September 6, 2011, you state that you have deleted the referenced disclosure because "you are unable to provide independent supplemental materials." We note, however, that you have now added a statement on page 20 that "[b]ased upon [y]our general reading of statistics published by trade journals…[an] average listing agent lists and sells less than five (5) homes per year." Again, you must provide independent supplemental materials, with appropriate markings and page references, supporting this and any similar statement. Alternatively, if you are unable to provide such materials, please delete this statement and avoid making any similar statements that cannot be independently supported.

Plan of Operations and Projections, page 22

11. Because it appears that you do not have adequate support for your sales and cash flow projections, please delete the disclosure on pages 23 and 24. Alternatively, provide a detailed analysis regarding how your disclosure complies with Item 10(b) of Regulation S-K.

Results of Operations, page 25

12. We have reviewed your response to comment 25 in our letter dated September 6, 2011. As previously requested, please disclose the nature, purpose, and amounts of material expenses incurred during the periods presented in your filing. These disclosures should address the expenses recognized during the statement of operations periods presented in your filing.

Certain Relationships and Related Transactions, page 33

13. Please revise this section to include the disclosure regarding Kevin Byrne that you provide in your Director and Officer Compensation disclosure on page 31.

Item 16. Exhibits and Financial Statement Schedules, page II-4

14. Please revise your exhibit index to provide a cross reference to those exhibits that were previously filed.

Item 17. Undertakings, page II-4

15. We reissue comment 43 of our September 6, 2011 letter. Please revise your filing to include the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K. We note that you deleted the undertaking set forth at Item 512(a)(6) of Regulation S-K. Please reinsert this required undertaking. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise.

Signatures, page 33

16. We reissue comment 44 of our September 6, 2011 letter. Please note that Form S-1 includes two separate clauses. You have only provided the first of these two and have not provided all of the required signatures. See Form S-1.

Exhibits

17. Please file a copy of your form of Subscription Agreement, as referenced on page 39 of your filing, with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director